MIND CTI Press Release
For Immediate Release

MIND CTI Reports 42% Rise in Revenue

*** Sequential revenue growth of 8%**
*** MIND expects Q1 2004 revenue of $3.8-$3.9 million**
***Board declares cash dividend**

Key Highlights

- Fourth quarter 2003 revenues were $3.64 million, a 42% increase over the fourth quarter of 200
- Sequential quarterly revenue growth of 8%.
- Net income for the fourth quarter was $1.08 million or $0.05 per diluted share.
- Net income for 2003 was $3.63 million or $0.17 per diluted share
- Operating income was $435 thousand, a 310% increase over the fourth quarter of 2002.
- 7th consecutive quarter of revenue growth and improved profitability of operations.
- First quarter 2004 guidance: Expected revenue of $3.8 to $3.9 million and fully diluted EPS of $

Yoqneam, Israel, February 10, 2004—MIND C.T.I. LTD. (NASDAQ: MNDO), a leading global of real-time mediation, rating, billing and customer care solutions for pre-paid and post-paid voice content, today announced results for the fourth quarter and year ended December 31, 2003.

Monica Eisinger, President and CEO, commented: "Our fourth quarter results reflect the acceptance of our solutions and our market leadership in real-time billing for convergent VoIP netw During the quarter, we continued to deploy expansions of license and services to key customers new projects. Looking ahead, we expect to see new customer wins, especially in the VoIP area and growth in customer extensions as a result of our increased activity in Europe and Latin America. O ability to deliver product-based solutions in short deployment time, positions us well to capitali growth of IP services deployments. We are confident in our strategy and that we can leverage th improvement in the market to achieve growth in the coming quarters."

As of December 31, 2003, we had 183 employees in our offices in the United States, Romania, C Israel.

Financial Highlights of Q4 2003

- Revenues were $3.64 million, a 42% increase over the fourth quarter of 2002.
- Operating income was $435 thousand, an increase of 310% over the fourth quarter of 2002 an income was $738 thousand.
- Net income was $1.08 million or $0.05 per diluted share, compared with a net income of $932 or $0.04 per share in the fourth quarter of 2002.
- Cash position decreased by $2.17 million to $44.9 million on December 31, 2003, after a distribution of $2.93 million, offset by a cash increase of $760 thousand.

Year 2003 Financial Highlights

- Revenues were $12.94 million, a 29% increase over 2002.
- Operating income was $1.2 million, versus a loss of $1.6 million in 2002.
- Net income was $3.63 million or $0.17 per diluted share, compared with a net income of $334 or $0.02 per diluted share in 2002.
- Cash flow from operations was $2.84 million.

Revenue Distribution for Q4 2003

The geographic revenue breakdown, as a percentage of total revenues, was as follows: sales i represented 62%, Africa represented 20%, the Americas represented 11% and Israel represented 7%

Revenue from our customer care and billing software totaled $2.95 million, while revenue enterprise call management software was $687 thousand. The revenue breakdown from our busines products was $2.45 million, or 67%, from licenses, $783 thousand, or 22%, from maintenance thousand, or 11%, from services.

Revenue Distribution for Full Year 2003

The geographic revenue breakdown, as a percentage of total revenues, was as follows: sales i represented 47%, the Americas represented 18%, Africa represented 15%, APAC represented 12% represented 8%.

Revenue from our customer care and billing software totaled $10.39 million, while revenue enterprise call management software was $2.55 million. The revenue breakdown from our busines products was $8.11 million, or 63%, from licenses, $3.37 million, or 26%, from maintenance thousand, or 11%, from services.

Dividend Distribution

As previously announced, the Company adopted a dividend policy on July 15, 2003 according subject to Board approval prior to each dividend declaration and subject to the Companies Company will declare a cash dividend once per calendar year in an amount equal to the Comp profits for the preceding calendar year.

On February 10, 2004, the Board declared a cash dividend in the amount equal to our 2003 ne which is approximately $3.63 million. After deduction of a 25% tax payable by the Company on th of the dividend (because the dividend is from income that was tax exempt), a cash dividend of share will be distributable to shareholders, subject to an Israeli withholding tax of 15%. Accordin shareholder will receive $0.1105 per share after deduction of taxes required by the Israeli Tax

The record date for the dividend will be February 24, 2004, at 5:00 p.m. (New York time) and the date will be March 8, 2004.

Conference Call Information

MIND will host a conference call on February 11, at 8:30 a.m., Eastern Standard Time, to di Company's fourth quarter and 2003 results and other financial and business information. The ca carried live on the Internet via www.fulldisclosure.com and the MIND website, www.mindcti.com. unable to listen to the live web cast, a replay will be available.

Formatted

About MIND

MIND is a leading global provider of real-time mediation, rating, billing and customer care solution paid and post-paid voice, data and content. Our customers include worldwide leading carriers millions of subscribers, using our end-to-end solutions for the deployment of new services. MIND from offices in the United States, Europe, China and Israeli headquarters.

For financial information, reports and presentations, please visit the Investor Relatic http://www.mindcti.com/ir

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act o statements other than historical facts included in the foregoing press release regarding the Company's business strategy a looking statements." These statements are based on management's beliefs and assumptions and on information currently management. Forward-looking statements are not guarantees of future performance, and actual results may materially forward looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking info

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

Tables to follow

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,		Septeml
	2003	**2002**	**200**
	(Audited)		(Unauc
	U.S. $ in thousands		
A s s e t s			
CURRENT ASSETS:			
Cash and cash equivalents	4,391	11,312	6
Accounts receivable:			
Trade	2,181	2,026	1
Other	864	658	
Inventories	11	14	
T o t a l current assets	7,447	14,010	8
LONG-TERM BANK DEPOSITS	40,482	31,631	4C
PROPERTY AND EQUIPMENT , net	1,182	1,363	1
OTHER ASSETS, net of accumulated amortization	868	963	
T o t a l assets	49,979	47,967	51
Liabilities and shareholders' equity			
CURRENT LIABILITIES -			
accounts payable and accruals:			
Trade	718	167	
Other	2,723	2,509	3
T o t a l current liabilities	3,441	2,676	3
ACCRUED SEVERANCE PAY	998	809	
T o t a l liabilities	4,439	3,485	4
SHAREHOLDERS' EQUITY:			
Share capital	52	52	
Additional paid-in capital	58,515	61,090	61
Accumulated deficit	(13,027)	(16,660)	(14
T o t a l shareholders' equity	45,540	44,482	47
T o t a l liabilities and shareholders' equity	49,979	47,967	51

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Twelve months ended December 31,		Three months ended December	
	2003	2002	2003	200
	(Audited)		(Unaudited)	
	U.S. $ in thousands (except per share data)			
REVENUES	$ 12,936	$ 10,008	$ 3,642	$ 2,
COST OF REVENUES	3,208	2,479	902	[illegible]
GROSS PROFIT	9,728	7,529	2,740	1,
RESEARCH AND DEVELOPMENT EXPENSES - net	3,319	3,723	889	
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:				
Selling	4,065	4,154	1,120	[illegible]
General and administrative	1,149	1,279	296	[illegible]
OPERATING INCOME (LOSS)	1,195	(1,627)	435	
FINANCIAL AND OTHER INCOME - net	2,607	2,078	738	[illegible]
INCOME BEFORE TAXES ON INCOME	3,802	451	1,173	1,
TAXES ON INCOME	169	117	94	
NET INCOME	$ 3,633	$ 334	$ 1,079	$
EARNINGS PER ORDINARY SHARE:				
Basic	$0.18	$0.02	$0.06	$0
Diluted	$0.17	$0.02	$0.05	$0
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTATION OF EARNING PER ORDINARY SHARE – IN THOUSANDS:				
Basic	20,732	20,677	20,744	20,
Diluted	21,143	20,761	21,170	20,

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31		Three months ended December 31	
	2003	**2002**	**2003**	**2002**
	(U.S. dollars in thousands)			
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income	$ 3,633	$ 334	$ 1,079	$ 93
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	806	944	189	20
Deferred income taxes - net	(8)	16		
Compensation expense resulting from options granted to employees		138		3
Accrued severance pay	189	37	56	4
Capital loss (gain) on sale of property and equipment - net	(35)	14	(24)	
Interest accrued on short-term bank deposits	(2,159)	(1,631)	(657)	(80
Changes in operating asset and liability items:				
Decrease (increase) in accounts receivable:				
Trade	(155)	888	(705)	60
Other	(198)	281	(16)	9
Increase (decrease) in accounts payable and Accruals:				
Trade	551	(318)	494	(30
Other	214	1,023	(475)	25
Decrease in inventories	3	12	3	1
Net cash provided by (used in) operating activities	2,841	1,738	(56)	1,07
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchase of property and equipment	(499)	(180)	(117)	(4
Investment in short-term bank deposits	(77,000)	(30,000)	(37,000)	
Withdrawal of long-term bank deposits	70,308		38,133	
Severance pay funded	(105)	(37)	(32)	(3
Proceeds from sale of fixed assets	109	49	50	
Net cash provided by (used in) investing activities	(7,187)	(30,168)	1,034	(7
CASH FLOWS FROM FINANCING ACTIVITIES:				
Employee stock options exercised and paid	354	19	257	1
Reduction of premium share	(2,929)		(2,929)	
Net cash provided by (used in) financing activities	(2,575)	19	(2,672)	1
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,921)	(28,411)	(1,694)	1,01
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	11,312	39,723	6,085	10,30
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 4,391	$ 11,312	$ 4,391	$ 11,31